United States securities and exchange commission logo





                          August 12, 2021

       Christian Itin, Ph.D.
       Chief Executive Officer
       Autolus Therapeutics plc
       Forest House
       58 Wood Lane
       London W12 7RZ
       United Kingdom

                                                        Re: Autolus
Therapeutics plc
                                                            Registration
Statement on Form F-3
                                                            Filed August 5,
2021
                                                            File No. 333-258556

       Dear Dr. Itin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Courtney T. Thorne,
Esq.